SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), in response to a formal Bovespa inquiry 3355/2014-SAE, informs its Shareholders and the Market in general that the Company has inquired its Directors and indirect controlling shareholder, Telecom Italia S.p.A (TI), about the content of the news published on the newspaper “A Folha de São Paulo” under the title “Claro, Vivo and Oi closed a deal to buy TIM”. Considering this inquiry, the company was informed that both Directors and TI: (i) do not have any knowledge and are not taking part in any discussion aimed at the possibility of selling the Company; and (ii) also they are unaware of the possible content of discussions between Claro, Vivo and Oi’s shareholders about consolidation alternatives. Such information is consistent with communication previously disclosed by the Company in a Material Fact on August 27, 2014 and in a Notice to the Market on October 8, 2014 and in the Notice to the Market on October 30.

Additionally, the Company reiterates its commitment to timely provide the appropriate information to its Shareholders and the Market whenever there is any material fact.

Rio de Janeiro, October 31, 2014.

TIM Participações S.A.
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.